UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Under the Securities Exchange Act of 1934

GoHealth, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

38046W105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38046W105	13G	Page 2 of 9 Pages

1)	NAME OF REPORTING PERSON Norwest Equity Partners IX, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 29,226,585
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 29,226,585
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,226,585
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.8%
12)	TYPE OF REPORTING PERSON PN

CUSIP NO. 38046W105	13G	Page 3 of 9 Pages

1)	NAME OF REPORTING PERSON Itasca Partners IX, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 29,226,585
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 29,226,585
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,226,585
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.8%
12)	TYPE OF REPORTING PERSON PN

CUSIP NO. 38046W105	13G	Page 4 of 9 Pages

1)	NAME OF REPORTING PERSON Norwest Venture Capital Management, Inc
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 29,226,585
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 29,226,585
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,226,585
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.8%
12)	TYPE OF REPORTING PERSON CO

CUSIP NO. 38046W105	13G	Page 5 of 9 Pages

1)	NAME OF REPORTING PERSON Timothy C. DeVries
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 29,226,585
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 29,226,585
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,226,585
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.8%
12)	TYPE OF REPORTING PERSON IN

CUSIP NO. 38046W105	13G	Page 6 of 9 Pages

Item 1(a)	Name of Issuer:

GoHealth, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1214 West Huron St.
Chicago, Illinois 60654

Item 2(a)	Name of Person Filing: Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

1.	Norwest Equity Partners IX, LP (“NEP IX”);
2.	Itasca Partners IX, LLC (“Itasca IX”);
3.	Norwest Venture Capital Management, Inc (“NVC”); and
4.	Timothy C. DeVries.

Item 2(b)	Address of Principal Business Office or, if None, Residence: The principal business of the Reporting Persons is 3600 IDS Center, 80 South 8th Street, Minneapolis, Minnesota 55402.

Item 2(c)	Citizenship or Place of Organization:

1.	Norwest Equity Partners IX, LP: Delaware
2.	Itasca Partners IX, LLC: Delaware
3.	Norwest Venture Capital Management, Inc: Minnesota
4.	Timothy C. DeVries: United States of America

Item 2(d)	Title of Class of Securities: Class A Common Stock

Item 2(e)	CUSIP Number: 38046W105

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

CUSIP NO. 38046W105	13G	Page 7 of 9 Pages

Item 4	Ownership: The ownership information represented below represents ownership of Class A Common Stock of the Issuer (the “Common Stock”) as of December 31, 2020 based on 84,182,961 of the Common Stock outstanding as of November 6, 2020 as reported in the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020 and assumes the redemption of 29,226,585 LLC Interests held of record by Norwest Equity Partners IX, LLC. The LLC Interests may be redeemed at any time for shares of the Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of :	Shared power to dispose or to direct the disposition of:
Norwest Equity Partners IX, LP	29,226,585	25.8%	0	29,226,585	0	29,226,585
Itasca Partners IX, LLC	29,226,585	25.8%	0	29,226,585	0	29,226,585
Norwest Venture Capital Management, Inc	29,226,585	25.8%	0	29,226,585	0	29,226,585
Timothy C. DeVries	29,226,585	25.8%	0	29,226,585	0	29,226,585

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not applicable.

CUSIP NO. 38046W105	13G	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 9, 2021

NORWEST EQUITY PARTNERS IX, LP

By: Itasca Partners IX, LLC, as general partner
By: Norwest Venture Capital Management, Inc.
Its: Managing Member

By:	/s/ Brian Allingham
Its:	Senior Vice President

CUSIP NO. 38046W105	13G	Page 9 of 9 Pages

EXHIBIT A – JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Partners IX, LP on its own behalf and on behalf of (a) Itasca Partners IX, LLC, a Delaware limited liability company, (c) Norwest Venture Capital Management, Inc, a Minnesota corporation, and (d) Timothy C. DeVries.

Dated: February 9, 2021

NORWEST EQUITY PARTNERS IX, LP

By: Itasca Partners IX, LLC, as general partner
By: Norwest Venture Capital Management, Inc.
Its: Managing Member

By:	/s/ Brian Allingham
Its:	Senior Vice President

Itasca Partners IX, LLC
By: Norwest Venture Capital Management, Inc.
Its: Managing Member

By:	/s/ Brian Allingham
Its:	Senior Vice President

By: Norwest Venture Capital Management, Inc.

By:	/s/ Brian Allingham
Its:	Senior Vice President

/s/ Timothy C. DeVries
Timothy C. DeVries